UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

ACHERON, INC.

(Name of Registrant as Specified In Its Charter)

000-52284

(Commission File Number)

Nevada	87-0530644
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5F, No.166, Sinhu 2nd Road
Neihu District, Taipei City
Taiwan

(Address of Principal Executive Offices)

011-8862-8791-8838

(Registrant’s telephone number, including area code)

This Information Statement is being mailed on or about March 26, 2008, by Acheron, Inc. (“Acheron”, or the “Company”) to the holders of record of shares of its common stock as of the close of business on February 28, 2008. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

You are receiving this Information Statement in connection with the appointment of two new members to the Company’s Board of Directors, in connection with the closing of the transaction that was contemplated by the Securities Exchange Agreement (“Exchange Agreement”), by and among the Company, Shing Mei Enterprises Ltd., a corporation organized under the laws of Samoa (“Shing Mei”), and the other persons and entities party thereto. As a result of the Exchange Agreement, (i) Shing Mei became a wholly-owned subsidiary of Acheron and (ii) Acheron succeeded to the business of Shing Mei as its sole business. Acheron intends to change its name to SJ Electronics, Inc.

In connection with the Share Exchange Agreement, Steven White resigned as an officer of the Company and the following were appointed as executive officers and directors:

Name	Age	Position
Yu Ping “Agatha” Shen	49	President and Director
Chia-Hsiang “Peter” Chang	44	General Manager, Director
Ming-Kong “Michael” Ho	50	Vice President-Sales and Marketing

Mr. White has agreed to remain as director until the tenth day following the mailing of this Information Statement. This Information Statement is being mailed to stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the appointment of the new directors.

The Share Exchange

On February 13, 2008, Acheron entered into and completed the transactions contemplated under an Exchange Agreement with the shareholder (the “Shareholder”) of Shing Mei Enterprises Ltd., a corporation organized under the laws of Samoa, pursuant to which Acheron purchased from the Shareholder all issued and outstanding shares of Shing Mei’s common stock in consideration for the issuance of 15,000,000 shares of Acheron common stock (the “Share Exchange”).

The Share Exchange resulted in a change in control of Acheron with the Shareholder owning 15,000,000 shares of Acheron common stock out of a total of 21,984,215 issued and outstanding shares after giving effect to the Share Exchange, or approximately 68%. Also, the Shareholder was elected a director of Acheron (as well as certain of Shareholder’s nominees, subject to Acheron’s disclosure obligations under the Securities Exchange Act of 1934, as amended) and appointed as its executive officer. As a result of the Exchange Agreement, (i) Shing Mei became a wholly-owned subsidiary of Acheron and (ii) Acheron succeeded to the business of Shing Mei as its sole business. Acheron intends to change its name to SJ Electronics, Inc,

In addition, Acheron issued into escrow for the benefit of one of Shing Mei’s executive officers, 1,000,000 shares that will be released to that individual upon Acheron meeting certain earnings and other milestones.

Also, under the Exchange Agreement, Acheron issued 3,698,937 shares of its common stock and five year warrants to purchase 2,250,000 shares at $1.00 per share to a number of accredited investors who previously had provided bridge financing to Shing Mei. These issuances were made in exchange for promissory notes evidencing debt obligations by Shing Mei and warrants to purchase Shing Mei shares. The number of shares issued to the bridge investors does not include 868,563 shares that are expected to be issued in the near term to one of the bridge investors in payment of the unconverted portion of that investor’s promissory note.

CERTAIN INFORMATION REGARDING THE COMPANY

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of March 1, 2008 with respect to the beneficial ownership of the Company’s outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of the named executive officers, directors and director nominees; and (iii) our directors, director nominees and named executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner	Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned(1)
Agatha Shen	15,000,000	68.3%
Peter Chang(2)	0	—
Michael Ho	0	—
Steven White	97,056	*
Primary Capital, LLC(3) 14 Wall Street New York, NY 10005	2,278,222	10.1%
Professional Offshore Opportunity Fund Ltd. 1400 Old Country Road, Suite 206 Westbury, New York 11590	2,176,437	9.9%
All officers and directors as a group (4 persons)	15,097,000	65.7%

*	Less than one percent.
(1)	Beneficial ownership percentages gives effect to the completion of the Share Exchange, and are calculated based on shares of common stock issued and outstanding. Beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act. The number of shares beneficially owned by a person includes shares of common stock underlying options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 1, 2008. The shares issuable pursuant to the exercise of those options or warrants are deemed outstanding for computing the percentage ownership of the person holding those options and warrants but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. The persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite that person’s name, subject to community property laws, where applicable, unless otherwise noted in the applicable footnote.
(2)	Does not include 1,000,000 shares that are being held in escrow and that will be released to Mr. Chang once the Company accomplishes certain milestones.
(3)	Includes 450,000 shares issuable upon exercise of warrants.

Directors and Executive Officers

Appointment of New Directors

Following the Share Exchange Agreement, the following were appointed to the Company’s Board of Directors:

Name	Age	Position
Yu Ping “Agatha” Shen	49	President and Director
Chia-Hsiang “Peter” Chang	44	General Manager, Director
Ming-Kong “Michael” Ho	50	Vice President-Sales and Marketing

Set forth below is certain information with respect to the above-named directors:

Yu Ping “Agatha” Shen has been President of Shing Mei since March 2002. She has also been Chairman of S.J. Electronics (Gongming loutsun Shenzhen ) Co., Ltd., Guangxi Hezhou XU JUN Electronics Co., Ltd., Xujun Electronic (Ganzhou) Co., Ltd., S.J. Electronics Technology (Shenzhen) Co., Ltd., TechPower-Semi Enterprise Co., Ltd., S.J. International Pte., Ltd., each a subsidiary of that entity since that time. She was elected a director of Acheron in February 13, 2008. Ms. Sheng holds a degree from Shih Hsing University in Taiwan.

Chia-Hsiang “Peter” Chang has been General Manager of Shing Mei since March 2002. Mr. Chang earned a degree in mechanical engineering from National Taipei University of Technology, Taiwan in 1983. Mr. Chang overseas all manufacturing and manages all the day to day operations of the Company.

Ming-Kong “Michael” Ho has been Vice President Sales and Marketing since March 2006. From January 2002 through December 2004, he was CEO Lee Sheng Footware. From January 2005 through February 2006, he was a specialist at Phino Electronics Ltd. Mr. Ho holds degrees in electrical engineering from Taipei Industrial Technology and in computer science from UCLA.

Our directors and officers hold office until the earlier of their death, resignation, or removal or until their successors have been duly elected and qualified.

Employment Agreements

Shing Mei has entered into employment agreements with each of Yu Ping “Agatha” Shen, Peter Chang and Michael Ho to act as its President, General Manager and Vice President, respectively.

Other the compensation provisions, the agreements are identical in all material respects. Under the terms of the agreement, the Company will pay compensation to each as follows (based on $1 USD = 31.68 TWD):

Agatha Shen

Salary: $94, 697 USD (TWD 3,000,000) base salary per annum, payable monthly.

Peter Chang

Salary: $113,636 USD (TWD 3,600,000) base salary per annum, payable monthly.

Mike Ho

Salary: $29,545 USD (TWD 936,000) base salary per annum, payable monthly
Annual bonus (not guaranteed): one month salary
Performance bonus: 20% of the annual base

Each of the agreements has a term of one year. The Company may terminate Ms. Shen for cause without paying any compensation. As used in the agreement, the term “for cause” means:(i) commission of a crime involving dishonesty, breach of trust, or physical harm to any person; (ii) willful engagement in conduct that is in bad faith and materially injurious to the Company, including but not limited to, misappropriation of trade secrets, fraud or embezzlement; (iii) a material breach of the agreement, which breach is not cured within 10 days after written notice of such breach is delivered by the Company; (iv) willful refusal to implement or follow a reasonable and lawful policy or directive of the Company, which breach is not cured within 10 days after written notice is delivered by the Company; or (v) malfeasance demonstrated by a pattern of failure to perform job duties diligently and professionally.

Each of the agreements contains standard non-disclosure and prohibits the employee from competing with the Company in its territory for a period of two years following the termination of employment for any reason

Under the terms of an addendum to Mr. Chang’s employment agreement, the Company, at the closing of the Share Exchange, deposited into escrow 1,000,000 shares of common stock that will be released to him as follows:

Event	Shares Released
Timely filing of Shing Mei’s 2007 audited financials	125,000
2007 pre tax income greater than $4,000,000 reported by Shing Mei	125,000
Timely filing of the Company’s 2008 annual report on Form 10-K	125,000
2008 pre tax income equal to or greater than $11,000,000 reported by the Company	625,000

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission (“SEC”) and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended December 31, 2007, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

EXECUTIVE COMPENSATION

Summary Compensation Table

For the years ended December 31, 2007 and 2006, our sole officer and director, Steven White, did not receive any compensation for services rendered, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with our company. Mr. White was reimbursed for expenses incurred on our behalf.

Outstanding Equity Awards

None.

Stock Option Plans

No stock options were granted to the executive officers during the fiscal year ended December 31, 2007. No stock options were exercised during the fiscal year ended December 31, 2007.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACHERON, INC.

March 26, 2008	/s/ Agatha Shen Agatha Shen Chief Executive Officer